2801 Post Oak Blvd. Suite 600 Houston, Texas 77056 Tel: 713/960-9111 Fax: 713/960-9420

July 25, 2014

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Westlake Chemical Partners LP
Amendment No. 5 to Registration Statement on Form S-1
Filed July 21, 2014
File 333-195551

Ladies and Gentlemen:

Set forth below is the response of Westlake Chemical Partners LP (the “Partnership”, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 24, 2014, with respect to Amendment No. 5 to Registration Statement on Form S-1, File No. 333-195551, filed with the Commission on July 21, 2014 (the “Registration Statement”).

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Unaudited Pro Forma Combined Carve-Out Financial Statements, page F-1

1.	We note your response to comment four in our letter dated July 18, 2014. Please expand your disclosures in the notes to the pro forma financial statements to supplementally disclose the number of offering units whose proceeds will be used to pay the distribution to Westlake.

RESPONSE: The Partnership acknowledges the Staff’s comment and proposes to revise its disclosure to include the following sentence:

“The number of common units that we would have been required to issue to fund the $151,706 distribution to Westlake is 7,585,300.”

The Partnership proposes to include this additional disclosure in its final prospectus (to be filed pursuant to Rule 424 of the Securities Act of 1933, as amended, following effectiveness) of the Registration Statement on page F-9 under “Pro forma net income per unit” of the notes to the unaudited pro forma combined carve-out financial statements. We do not believe that the proposed additional disclosure will be material to a prospective investor’s understanding of our business and thus believe disclosure via the final prospectus is appropriate. Moreover, the Partnership notes that a prospective investor would have been able to derive the number of common units required to fund the distribution to Westlake based on the previous disclosure.

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Securities and Exchange Commission

July 25, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

WESTLAKE CHEMICAL PARTNERS LP

By:	/s/ L. Benjamin Ederington
Name:	L. Benjamin Ederington
Title:	Vice President, General Counsel and Secretary

Enclosures

cc:	David P. Oelman, Vinson & Elkins LLP
E. Ramey Layne, Vinson & Elkins LLP
William N. Finnegan IV, Latham & Watkins LLP